SEWARD & KISSEL LLP
                              1200 G STREET, N.W.
                             WASHINGTON, D.C. 20005

                           TELEPHONE: (202) 737-8833
                           FACSIMILE: (202) 737-5184
                                 www.sewkis.com


                                              March 28, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Patricia Williams

         Re:  Fairholme Funds, Inc. (the "Company")
              (File Nos. 333-88517 and 811-09607)
              -----------------------------------

Ladies and Gentlemen:

On March 11, 2005, Kevin M. Broadwater and Michelle C. Roberts of this office received oral comments from Patricia Williams of the staff of the Securities and Exchange Commission on Post-Effective Amendment No. 6 under the Securities Act of 1933, as amended, and Amendment No. 8 under the Investment Company Act of 1940, as amended, to the Company's Registration Statement on Form N-1A. The comments and the Company's responses are presented below.

Prospectus
----------

     Comment 1:     In the introductory paragraph preceding the Performance Bar
                    Chart, please revise the last sentence by adding "(Before
                    And After Taxes)" after "Fund Performance" so that the last sentence reads: "You Should Be Aware That The Fund's Past
                    Performance (Before And After Taxes) May Not Be An
                    Indication Of How The Fund Will Perform In The Future."

     Response:      The prospectus has been revised to reflect this comment.

     Comment 2:     Please remove Note 1 from the Performance Bar Chart,
                    which indicates that performance is being presented from the Fund's inception date of December 29, 1999 and instead, present performance information from January 1, 2000.

     Response:      The prospectus has been revised to reflect this comment.

     Comment 3:     Under "Determining Share Prices," please disclose that the
                    Fund's NAV may change on days when shareholders will not be able to purchase or redeem their shares in the Fund.

     Response:      The prospectus has been revised to reflect this comment.

     Comment 4:     Please include additional disclosure regarding the
                    circumstances pursuant to which the Adviser will employ fair value pricing with respect to the Fund's portfolio securities.

     Response:      The prospectus has been revised to reflect that "[t]he
                    Adviser may use fair value pricing under circumstances that include, but are not limited to, the early closing of the exchange on which a security is traded or suspension of trading in the security. In addition, the Fund may use fair value pricing for securities traded in non-U.S. markets because, among other factors, foreign markets may be open on days or times when U.S. markets are closed and many foreign markets close before the Fund values its securities at 4:00 p.m. Eastern Time."

                    and

                    "When the Fund holds securities traded in foreign markets that close prior to U.S. markets, significant events, including company specific developments or broad market moves, may affect the value of foreign securities held by the Fund. Consequently, the Fund's NAV may be affected during a period when shareholders are unable to purchase or redeem their shares in the Fund. While fair value pricing may be more commonly used with foreign equity securities, it may also be used with thinly-traded domestic securities, fixed income securities, or other assets held by the Fund."

                    We made conforming changes to the disclosure in the SAI.

     Comment 5:     Under "Policies Regarding Frequent Trading of Fund Shares,"
                    disclose Fund specific attributes that may make it more susceptible to short-term trading strategies.

     Response:      The following disclosure has been added to the prospectus:
                    "Because a portion of the Fund's portfolio may be allocated to investments in foreign securities, the Fund may be susceptible to short-term trading strategies. This is because foreign securities are typically traded on markets that close before the time the Fund calculates its NAV at 4:00 p.m. Eastern Time, which gives rise to the possibility that developments may have occurred in the interim that would affect the value of these securities. The time zone differences among international stock markets can allow a shareholder engaging in a short-term trading strategy to exploit differences in Fund share prices that are based on closing prices of foreign securities established some time before the Fund calculates its own share price. It is intended that the use of the Fund's fair value pricing procedures will result in adjustments to closing market prices of foreign securities that reflect what is believed to be the fair value of those securities at the time the Fund calculates its NAV. While there is no assurance, the Fund expects that the use of fair value pricing, in addition to the market-timing policies discussed below, will significantly reduce a shareholder's ability to engage in strategies detrimental to other Fund shareholders."

     Comment 6:     Under "Policies Regarding Frequent Trading of Fund Shares,"
                    disclose the Fund's monitoring procedures with respect to frequent trading in Fund shares, including procedures for omnibus accounts and the nature of relevant agreements with third-parties as pertains to monitoring for market-timing activities.

     Response:      The prospectus has been revised to reflect the following:

                    "Under its market timing policies and procedures, the Fund will rely on its chief compliance officer to work in conjunction with the Transfer Agent (or another Fund agent) to monitor for trading patterns that may constitute abusive market timing activities. The chief compliance officer will make the final determination regarding whether a particular trading pattern constitutes abusive market timing. If the chief compliance officer determines that impermissible market-timing has occurred, the purchase or exchange activity for the relevant account(s) may be restricted or prohibited. However, sales of Fund shares back to the Fund or redemptions will continue as permitted by the terms disclosed in the prospectus."

                    and

                    "The ability of the Fund and its agents to detect and curtail excessive trading practices may be limited by operational systems and technological limitations. In addition, the Fund receives purchase, exchange and redemption orders through financial intermediaries and cannot always know or reasonably detect excessive trading that may be facilitated by these financial intermediaries or by the use of omnibus account arrangements offered by these financial intermediaries to investors. Omnibus account arrangements are common forms of holding shares of the Fund, particularly among certain financial intermediaries such as brokers and retirement plans. These arrangements often permit the financial intermediary to aggregate their clients' transactions and ownership positions. In these circumstances, the identity of the shareholders often is not known to the Fund. The Fund will seek to enter into agreements with financial intermediaries so that comparable surveillance and reporting procedures can be applied to omnibus accounts as will be applied to non-omnibus accounts. However, there is no guarantee that the reporting and surveillance procedures will be the same across all financial intermediaries or that they will be successful in detecting abusive market timing practices."

Statement of Additional Information
-----------------------------------

     Comment 1:     Under "Disclosure of Portfolio Holdings," disclose the
                    persons who have the authority to authorize the disclosure of portfolio holdings and the frequency of Board review of the recipients of the disclosure and the nature of those disclosures.

     Response:      The SAI has been revised to include this disclosure.

     Comment 2:     Under "Disclosure of Portfolio Holdings," describe
                    monitoring procedures for oversight, and relevant provisions of any on-going arrangements to disclose portfolio holdings.

     Response:      The SAI has been revised to reflect that "[t]he Fund may
                    also make disclosures pursuant to a legitimate business purpose (such as to service providers or broker-dealers in connection with the performance of services for the Fund) as long as the recipient has been notified or has executed an agreement to the effect that it is subject to a duty of confidentiality and may not trade in securities on the basis of non-public information that may be included in these disclosures. The Fund reserves the right to request certifications from senior officers of a recipient that the recipient is using the information only in a manner consistent with Fund's portfolio holdings disclosure policy and procedures and any applicable confidentiality agreement.
                    Consistent with the aforementioned, each of the following third parties has been approved to receive information concerning the Fund's portfolio holdings: (i) the Fund's independent registered public accounting firm, (ii) the Fund's custodian, and (iii) the Fund's transfer agent. In addition, the Fund's executive officers and chief compliance officer (or his/her designee) ("Authorized Persons") may also authorize disclosure of the Fund's portfolio holdings to other persons after considering the anticipated benefits and costs to the Fund and its shareholders, the purpose of the disclosure and any conflicts of interest between the Fund and its shareholders and the interests of the Adviser and any of its affiliates, and will report such authorizations to the Board. Disclosure of non-public portfolio holdings to third parties may only be made if an Authorized Person determines that such disclosure is not impermissible under applicable law or regulation. The
                    Directors will at least annually review information regarding the nature of any such disclosures and recipients.
                    If the Directors determine that any such disclosure was inappropriate, the Directors will take such actions as they deem necessary and appropriate to protect the interests of shareholders."

                                   * * * * * *

     We have been authorized by the Company to represent to the staff of the SEC that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing. The Company represents that it will not assert any such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges that any action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

     Should you have any further questions, please do not hesitate to call Paul
M. Miller or me at (202) 737-8833.


                                              Very truly yours,

                                              /s/ Michelle C. Roberts
                                              -----------------------
                                                  Michelle C. Roberts

cc:      Keith D. Trauner
         Anthony C.J. Nuland
         Paul M. Miller



22446.0001 #556863